FORGE MARKETS LLC
(FORMERLY, EQUIDATE MARKETS LLC)

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2019

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69232

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FORGE MARKETS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 MADISON AVE, 5TH FLOOR
(No. and Street)

NEW YORK (City) **NY** (State) **11542** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN-PAUL TEUTONICO **917-456-2371**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name -- *if individual, state last, first, middle name*)

750 THIRD AVE. (Address) **NEW YORK** (City) **NY** (State) **10017** (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION





I, JOHN-PAUL TEUTONICO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FORGE MARKETS LLC, as of December 31 20 19, are true and correct I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/CCO

Title

Notary Public

JENNIFER RAIS
Notary Public - State of New York
NO. 01RA6297508
Qualified in Nassau County
My Commission Expires Aug 10, 2022

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Report of Independent Auditor on Internal Control Pursuant to Commodity Futures Trading Commission Regulation 1.16
- [ ] (p) Report of Registered Public Accounting Firm on the Exemption Report Required by Rule 17a-5 Under the Securities & Exchange Act of 1934.
- [ ] (q) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORGE MARKETS LLC (FORMERLY, EQUIDATE MARKETS LLC)

CONTENTS
DECEMBER 31, 2019

EISNERAMPER

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
  Forge Markets LLC (formerly, Equidate Markets LLC)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Forge Markets LLC (formerly, Equidate Markets LLC) (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2014.

EISNERAMPER LLP
New York, New York
February 26, 2020

FORGE MARKETS LLC (FORMERLY, EQUIDATE MARKETS LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

Assets		
Cash	$	5,452,231
Accounts receivable		94,299
Due from affiliate		175,369
Goodwill		50,000
Other assets		156,171
Total Assets	$	5,928,070
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	114,302
Commissions payable		108,722
Due to affiliates		4,405,893
Total Liabilities		4,628,917
Member's Equity		1,299,153
Total Liabilities and Member's Equity	$	5,928,070

See accompanying notes to statement of financial condition

FORGE MARKETS LLC (FORMERLY, EQUIDATE MARKETS LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

1. Nature of business

Forge Markets LLC (formerly, Equidate Markets LLC) (the "Company") is an entity organized under the laws of the state of Delaware on December 18, 2012. The Company primarily provides private placement services for its clients. Effective January 23, 2019, the Company legally changed its name from Equidate Markets LLC to Forge Markets LLC.

On January 5, 2016, the Company's former parent entered into an agreement to transfer its ownership to Equi LLC ("the Sole Member"). The Sole Member obtained ownership of the net assets of approximately $134,000 for consideration of approximately $184,000. The excess of the consideration over the net assets as of the date of the transaction of $50,000 was pushed down to the Company and recorded as goodwill.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of significant accounting policies

Basis of Presentation

The accompanying financial statements are presented in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash

Cash consists of cash in banks, primarily held at one financial institution. The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation limits. The Company has not experienced any losses on such accounts.

Accounts Receivable and Allowance for Doubtful Accounts

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a regular basis, the Company evaluates its accounts receivable and will establish an allowance for doubtful accounts, if necessary, based on the history of collections and current credit conditions. No allowance for doubtful accounts is deemed necessary at December 31, 2019.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606") using the modified retrospective method which has no impact on the Company's opening member's equity. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

FORGE MARKETS LLC (FORMERLY, EQUIDATE MARKETS LLC)

2. Summary of significant accounting policies (continued)

Placement Fees

The Company earns agency placement fees in non-underwritten transactions, such as private placements of equity securities. The Company enters into arrangements with individual customers or pooled investment vehicles to transact in private placements. The Company will receive placement fees on these transactions and believes that its performance obligation is completed upon the execution of the signed agreement with its customers and as such is earned on the trade date.

Goodwill

Goodwill is not subject to amortization and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company only has one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of the net assets, including goodwill. Fair value is typically based on future cash flows discounted at a rate commensurate with the risk involved or the market-based comparable. If the carrying amount of the Company's net assets exceeds the fair value of the Company, then an analysis will be performed to compare the implied fair value of goodwill with its carrying amount. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over the implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis. Accounting guidance on the testing of goodwill for impairment allows entities testing goodwill for impairment the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform such a two-step impairment test. There was no impairment loss recorded for the year ended December 31, 2019.

Income Taxes

The Company is treated as a disregarded entity for federal and state income tax purposes and is not subject to taxes on its income. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for federal and state income taxes is included in these financial statements. At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Fair Value of Financial Instruments

At December 31, 2019, the carrying value of the Company's financial instruments, such as accounts receivable, approximate their fair values due to the nature of their short term maturities and are categorized as Level 2 investments.

2. Summary of significant accounting policies (continued)

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted, and is effective for the Company as of January 1, 2019. At December 31, 2019, management has determined that the Company had no lease obligations that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. Related party transactions

Pursuant to an administrative services agreement with Forge, Inc (formerly, Equidate, Inc.), an affiliated entity, the Company recorded rent, compensations and other general and administrative expenses for the year ended December 31, 2019 based on the terms and conditions stipulated in this agreement. The balance due to the affiliate under this arrangement was approximately $4,016,000 and is included in due to affiliate on the statement of financial condition at December 31, 2019.

Pursuant to a platform license agreement entered into on April 1, 2018 with Forge, Inc (formerly, Equidate, Inc.)., an affiliated entity, the Company recorded monthly software fees for the year ended December 31, 2019 based on the terms and conditions stipulated in this license agreement. The Company also recorded legal fees and professional fees of approximately $89,500 for the year ended December 31, 2019 based on the payments made on behalf of the Company. The balance due to the affiliate under this arrangement was approximately $390,000 at December 31, 2019 and is included in due to affiliate on the statement of financial condition at December 31, 2019.

As of December 31, 2019, the Company has a receivable of approximately $175,000 from an affiliate. This amount has been repaid to the Company on January 2, 2020.

4. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness as defined to net capital, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company's net capital was approximately $774,000 which was $466,000 in excess of its computed minimum net capital requirement of approximately $308,000.

5. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i).

6. Concentrations of credit risk

The Company maintains its cash balances in a bank account at a financial institution, and at times the balance may exceed the federally insured limit. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.